FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

June 9, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on June 9, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

June 12, 2023.

Schedule "A"

HIVE Blockchain Provides May 2023 Production Update and the Growth Opportunities of Ordinals and Unique Satoshis

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - June 9, 2023) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce the unaudited production figures from the Company's global Bitcoin operations for the month of May 2023, with 304.6 Bitcoin produced in May, and a current BTC HODL balance of approximately 1,950 (as at June 1st). Additionally, the Company announces it has a treasury of 250 valuable Uncommon Satoshis mined from block rewards in our wallets. (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

  HIVE produced 304.6 Bitcoin in the month of May, from ASIC and GPU mining operations, representing an average of 92.4 Bitcoin Per Exahash, with an average hashrate of 3.30 EH/s for the month of May 2023;
  HIVE produced an average of 9.8 BTC per day in May 2023;
  HIVE ended the month with 3.32 EH/s of mining capacity, including ASIC and GPU BTC hashrate.

May 2023 Production Figures

Aydin Kilic, President & CEO of HIVE, noted, "We are starting to receive shipments of our 1.26 EH/s of ASICs which was previously announced, and are installing them in our data centers upon delivery. We expect to provide updates on our growing hashrate capacity as we work towards our interim goal of 4 EH/s, and moreover, we are actively evaluating opportunities in the market for our year end goal of 6 EH/s."

The Company's total Bitcoin production in May 2023 was:

  291.4 BTC produced from ASICs from an average hashrate of 3.15 EH/s from ASICs in May;
  9.4 BTC produced per day on average from ASICs, and 92.5 BTC/EH from ASICs in May;
  3.32 EH/s of BTC month end Hashrate as of May 31, comprised of 3.17 EH/s of ASIC BTC hashrate and 0.15 EH/s of GPU BTC Hashrate;
  Monthly average of 3.30 EH/s, comprised of an average of 3.15 EH/s of ASIC mining capacity and average of 145 PH/s of Bitcoin GPU mining capacity during the month of May;
  This represents a 1% month over month end increase in BTC ASIC hashrate (April 30 month end was 3.14 EH/s hashrate), and a 2% month over month average decrease in BTC hashrate from ASICs and GPUs combined (April average BTC hashrate was 3.38 EH/s), due to the GPUs mining algorithm having a higher profit per megawatt hour in April.

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was 48.7 trillion ("T") as at May 1, and increased to 51.0T as at May 31, reaching a new all-time high. Accordingly, Bitcoin mining difficulty ended the month about 4.7% higher than the beginning of the month.

The Bitcoin Network Difficulty is a publicly available statistic, which reflects the total number of Bitcoin miners online and is important in analyzing a company's gross profit margins, and number of Bitcoin produced. This data is available on many websites, here is one citation: https://www.blockchain.com/explorer/charts/difficulty.

As more people mine Bitcoin (difficulty increases), the daily Bitcoin block reward which presently is fixed at 900 Bitcoin per day, gets split amongst more miners; thus each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, mining may be less profitable (or not profitable at all) for may miners, causing them to take their hashrate off the network, and consequently causing the Network Difficulty to decrease.

Miners with the lower costs of production, are generally able to continue their production during these volatile cycles. Not all miners will continuously mine during a given period, and as a result, some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

We are happy that we have been able to upgrade our global fleet during this crypto market downturn.

Satoshis and Ordinal Technology

With the advent of Ordinal technology, a protocol that allows individual Satoshis on the Bitcoin blockchain to be assigned a unique identifier, now each Satoshi (the smallest denomination of a Bitcoin possible, being 1/100,000,000 of one Bitcoin) can be identified and tracked. HIVE has mined thousands of Bitcoin as a green energy focused issuer with Bitcoin mining operations.

Every Bitcoin has 100 million Satoshis which now means many new potential opportunities. Frank Holmes says, "I have always believed that green and clean Bitcoins would over time become more valuable as a digital asset because the supply is capped at 21 million Bitcoins. Like Andy Warhol art, when supply is capped, and adoption expands over time the value of his prints have gone up substantially. Now with the explosion in Ordinals we are experiencing new growth with special numbered Satoshis."

Aydin Kilic, CEO and President of HIVE, commented, "As a technology company, and a pioneer in the Bitcoin mining space, HIVE is a company of firsts. We therefore ardently pursue innovation where we see advances in our sector. Luxor Technology Corporation ("Luxor") has been a great contributor to the Bitcoin ecosystem, through software and firmware developments, and leading research insights, to name a few things. We were therefore extremely pleased to learn in collaboration with Luxor, that HIVE possesses 250 Uncommon Satoshis in our wallets. There will only ever be approximately 6.93 million Uncommon Satoshis in existence, out of the 2.1 quadrillion total possible Satoshis that will ever exist."

Nick Hansen, CEO and Founder of Luxor, stated, "At Luxor, we're excited about the proliferation of Ordinal theory on Bitcoin, which allows information to be inscribed and preserved forever in the Bitcoin blockchain. Working with a technology leader like HIVE to extract and sell their unique Satoshis for a substantial premium has been a pleasure."

HIVE has not specified the price which it will be selling its Satoshis, however it will be at a premium.

Source: Twitter/@BitGod21

To view an enhanced version of this graphic, please visit:

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About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com.
Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to: business goals and objectives of the Company; the results of operations for May 2023; the value of Uncommon Satoshis; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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